

November 5, 2012

Via E-mail
Betty Sytner
Chief Executive Officer
Infinity Oil & Gas Company
750 Broadway
Woodmere, NY 11598

> **Re:** **Infinity Oil & Gas Company**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 17, 2012**
> **File No. 333-183886**

Dear Ms. Sytner:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors, page 6

1. Based on a review of public filings of Excel Global, Inc. (now known as Pershing Gold Corp.) and Tri-Mark Mfg. Inc. (now known as 5to1.com, Inc.), companies for which your officer and sole director, Ms. Betty Sytner, served as an officer and director, it appears that each company materially altered its business plan and named a new control person in connection with a subsequent transaction. Provide a risk factor addressing this information.

2. We note that your two officers do not appear to have any technical training or prior operational experience in oil and gas exploration. Please add related risk factor disclosure, and include this information on the cover page of your prospectus.

We will not be required to comply with certain provisions of the Sarbanes-Oxley Act for as long as we remain an "emerging growth company," page 12

3.   We note your statement that as an "emerging growth company," you are not currently required to comply with Sections 302 and 404 of the Sarbanes-Oxley Act. Please explain to us the basis for this statement, or revise to clarify that the JOBS Act provides an exemption from Section 404(b), but not other parts of Section 404, and not Section 302 of the Sarbanes-Oxley Act.

Business, page 26

4.   We reissue the third bullet of prior comment 5. While you have removed that disclosure from other parts of the prospectus, it remains in this section. Remove that statement or provide support that you will be able to achieve the returns you discuss, particularly in light of the fact that you have not yet selected a property. We also reissue the last bullet point of prior comment 5; we note your revised disclosure stating that shares were issued in April 2012, but we also note your disclosure that you were not incorporated until August 2012.

Management, page 36

5.   We note your response to prior comment 8 and reissue such comment. As examples only, please also address the following:

- Both biographies indicate that your two officers left their former employers at your inception in August 2012, which appears inconsistent with your risk factor #19. In that regard, we also note that you do not identify their current outside employment.

- You indicate that Ms. Sytner "was hired as CEO" at inception. Clarify whether Ms. Sytner or a third party founded the company.

- Provide the basis for your statement that your Secretary, Ms. Friedman, has "knowledge of the oil and gas industry." We note your statement that her main employment has been as an occupational therapist at the New York Board of Education.

Exhibits

Exhibit 10.1

6.   Please update your filing to address the following inconsistencies between the content of your newly filed Exhibit 10.1 and disclosures in your filing regarding the agreement with Ms. Sytner:

- Your Use of Proceeds disclosure does not appear to address the repayment of the loan;

- You state on page 42 that Ms. Sytner has advanced $5,000;

- Note 3 to your Financial Statements indicates that you are subject to 8% interest with "no set terms of repayment" and "payable pursuant to a demand promissory note."

Exhibit 23.1

7.   Please request that your independent accountant remove the reference to financial report in their consent and revise the consent to refer to their audit opinion dated September 5, 2012.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or Norman von Holtzendorff, Staff Attorney, at (202) 551-3237 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Conrad Lysiak